

SECUR  ION

07003368

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- *49034*

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2006___ AND ENDING ___12/31/2006___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMEREST SECURITIES, *Inc.*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2828 NORTH HARWOOD STREET, SUTTE 2000

(No. and Street)

DALLAS	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JACK L. SHARP   (972) 317-9575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANCE, BIGELOW, SHARP,& CO., LLP

(Name – *if individual, state last, first, middle name*)

2300 HIGHLAND VILLAGE ROAD	HIGHLAND VILLAGE	TX	75077
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___AL PARVIZIAN_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___AMEREST SECURITIES_____ , as of ___DECEMBER 31,_____, 20 _06____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JUDITH L. ALDERETE
MY COMMISSION EXPIRES
July 3, 2010

_____
Signature

_____
President
Title

Judith L. Alderete
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



AMEREST SECURITIES, INC.
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
DECEMBER 31, 2006 AND 2005



Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
of Amerest Securities, Inc.

We have audited the accompanying balance sheet of Amerest Securities, Inc. (a Texas corporation) as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, liabilities subordinated to the claims of creditors and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amerest Securities, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dance, Bigelow, Sharp & Co. LLP

Highland Village, Texas
February 8, 2007

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

AMEREST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
CURRENT ASSETS:		
Cash	$ 21,802	$ 26,949
Accounts receivable-affiliate	6,368	10,310
Prepaid expense	26,042	28,595
Total Current Assets	54,212	65,854
OTHER ASSETS:		
Deferred tax asset	8,142	7,074
Total Other Assets	8,142	7,074
TOTAL ASSETS	$ 62,354	$ 72,928

LIABILITIES AND STOCKHOLDER EQUITY

	2006	2005
CURRENT LIABILITIES:		
Accrued expenses	$ 6,267	$ 10,310
Payroll liabilities	-	479
Total Current Liabilities	6,267	10,789
STOCKHOLDER EQUITY :		
Common stock, $.01 par value, 5,000,000 shares authorized, 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	68,304	68,304
Retained earnings	(13,217)	(7,165)
Total Stockholder Equity	56,087	62,139
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 62,354	$ 72,928

The accompanying notes are an integral part of the financial statements

AMEREST SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES :		
Commission income	$ 681,721	$ 771,307
Interest income	608	261
Total income	682,329	771,568
EXPENSES:		
Commissions	577,111	673,208
Professional fees	24,134	61,950
Taxes	35,231	49,731
Other operating expenses	4,173	248
Personnel expense	151,200	-
Rent	318,816	-
Telephone	90,000	-
Registration expense	48,800	29,028
Expense reimbursement	(560,016)	-
Total expenses	689,449	814,165
INCOME BEFORE INCOME TAXES	(7,120)	(42,597)
PROVISION FOR DEFERRED INCOME TAXES	1,068	(7,074)
NET INCOME	$ (6,052)	$ (35,523)

The accompanying notes are an integral part of these financial statements

AMEREST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2006 AND 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 2004	$ 1,000	$ 22,444	$ 28,358	$ 51,802
Additional Paid-In Capital		45,860		45,860
Net Loss			(35,523)	(35,523)
BALANCE, DECEMBER 31, 2005	1,000	68,304	(7,165)	62,139
Net Loss			(6,052)	(6,052)
BALANCE, DECEMBER 31, 2006	$ 1,000	$ 68,304	$ (13,217)	$ 56,087

The accompanying notes are an integral part of the financial statements

The Company had no liabilities subordinated to creditors at December 31, 2006, nor at December 31, 2005.

AMEREST SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash flows from operating activities -		
Net income (loss)	$ (6,052)	$ (35,523)
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable - affiliate	3,942	557
Prepaid expenses	2,553	1,934
Deferred tax asset	(1,068)	(7,074)
Accrued expenses	(4,043)	(557)
Taxes payable	(479)	479
Net cash provided by operating activities	(5,147)	(40,184)
Cash provided from financing activities:		
Additional paid-in capital	-	45,860
Net cash provided by investing activities	-	45,860
Net change in cash	(5,147)	5,676
Cash at beginning of year	26,949	21,273
Cash at end of year	$ 21,802	$ 26,949
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Interest	-	-
Income taxes	-	-

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization –

Amerest Securities, Inc. (the Company), a Texas Corporation was incorporated in May 1996. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in the state of Texas. It is a member of the National Association of Securities Dealers (NASD).

Method of Accounting –

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents –

For the purpose of cash flow, the Company considers financial instruments with the original maturity of three months or less to be cash equivalents.

Basis of presentation –

The financial statements are presented in a comparative year format.

Accounting estimates –

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Adoption of SFSA No. 130 –

The Company adopted SFAS No. 130, Reporting Comprehensive Income.

2) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005 the Company had net capital of $15,535 and $16,160 respectively, which was $10,535 and $11,160 respectively over the required net capital of $5,000.

3) RELATED PARTY TRANSACTIONS

All of the Company's revenues were generated from an affiliated company (having common ownership): Arcturus Corporation. Commission income from this affiliate was $649,479 and $771,307 for the years ending December 31, 2006 and 2005, respectively. Accounts receivable from affiliate at December 31, 2006 was $ 6,267 and at December 31, 2005 was $10,310.

During 2006 the Company entered into an Exclusive Service and Support Agreement with this affiliate in accordance with a mandate from the National Association of Security Dealers whereby the

Company would be charged its pro-rata share of common expenses such as personnel costs, rent and telephone. This agreement was made retroactive to January 1, 2006. Under the terms of the agreement the Company would be reimbursed for these expenses by the affiliate. Expenses charged to the Company pursuant to the agreement for 2006 were: rent $318,816, personnel costs $151,200 and telephone $90,000. Because the agreement began January 1, 2006 there were no charges for these expenses in 2005. Reimbursements to the Company by the affiliate were $560,016 and $0 for the years ended December 31, 2006 and December 31, 2005, respectively.

4) **ECONOMIC DEPENDENCY**

All of the Company's business is dependent upon an affiliated company. This affiliated company originates all of the oil and gas joint venture interests marketed by the Company. The loss of these originations could have a material adverse effect on the Company.

5) **INCOME TAXES**

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under SFAS No. 109, an asset and liability tax provision approach is required when applicable. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Income reported for financial statement purposes is the same as taxable income, as defined by the Internal Revenue Code for the years ended December 31, 2006 and 2005.

The Company's deferred tax assets for the years ended December 31, 2006 and December 31, 2005 were $8,142 and $7,074, respectively and consist of the tax benefits of net operating loss ("NOL") carry forwards of $54,280 and $42,597 at December 31, 2006 and 2005, respectively. The Company believes that the $54,280 of NOL carry forwards will be utilized prior to expiration through future taxable earnings. The NOL at December 31, 2006, along with the expiration dates, are listed below:

Year Generated	NOL Amount	Year of Expiration
2004	$ 4,563	2024
2005	42,597	2025
2006	7,120	2026
	$ 54,280	

6) **CONTINGENT LIABILITIES**

During 2004 the Company has been named as a co-defendant in two law suites. One was filed by an individual under the Florida Private Whistle Blower Act. This individual was seeking damages up to $500,000. This suite was settled out of court by the Company agreeing to make payment of $45,000. This debt was paid off during 2005.

The second suite was filed by a group of investors in one of the joint ventures promoted by the Company. There were several allegations but no specific damage amount was noted. During 2005, this suite was dismissed without liability to the Company.

SUPPLEMENTARY INFORMATION

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

Stockholders' equity	$	56,087
Total stockholder equity		
Less non-allowable assets:		40,552
Net capital		15,535
Minimum net capital required		(5,000)
Excess (deficit) net capital	$	10,535
Aggregate indebtedness to net capital:		
Accounts payable and accrued expenses	$	6,267
Aggregate indebtedness	$	6,267
Ratio: aggregate indebtedness to net capital		.66 to 1

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2006 Focus Report is as follows;

December 31, 2006 FOCUS Report:	$	21,803
Decrease in loss		1,068
Increase in non-allowable assets		(7,336)
December 31, 2006 Net Capital	$	15,535

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15c3-3

3. Information relating to the possession or control requirements under Rule15c3-3

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer's funds or securities as of December 31, 2006



Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Amerest Securities, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Amerest Securities, Inc. (the Company), for the year ended December 31, 2006 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

    1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

    2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

    3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Bigelow, Sharp & Co., LLP

Highland Village, Texas
February 8, 2007

END